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                      PRELIMINARY -- SUBJECT TO COMPLETION

                                                                 EXHIBIT (a)(11)

                      ADDENDUM FOR EMPLOYEES IN SINGAPORE

TAX INFORMATION

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to a new development in the taxation of employee options that may be of benefit to you. Generally, the grant of New Options and/or Supplemental Options should not be a taxable event under the Income Tax Act. However, although we do not believe there will be a taxable event on the exchange, this is not completely certain with respect to Eligible Options and Required Options which you tender for exchange and cancellation. It is not clear, however, on what basis you would be taxed if the cancellation of Eligible Options and Required Options and the grant of New Options (and possibly Supplemental Options) is considered to be a taxable event under the Income Tax Act.

     Effective April 1, 2001, a new scheme will be available that provides favorable tax treatment for stock options, provided that certain requirements are satisfied. It is possible that the New Options and/or Supplemental Options may be structured to achieve such favorable tax consequences (which may include deferral of tax on exercise), but no assurances can be given to that effect.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.